DREYFUS INSTITUTIONAL MONEY MARKET FUND
STATEMENT OF INVESTMENTS
GOVERNMENT SECURITIES SERIES
September 30, 2005 (Unaudited)

U.S. Treasury Bills - 56.0%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
10/6/2005	2.65	1,000,000	999,632
10/6/2005	2.68	5,000,000	4,998,139
12/29/2005	3.29	10,000,000	9,920,024
Total U.S. Treasury Bills (cost $15,917,795)			**15,917,795**
Repurchase Agreements - 43.5%			
Bank Of America dated 9/30/2005, due 10/3/2005 in the amount of $3,000,800.00 (fully collateralized by $3,085,000 U.S. Treasury Notes, 2%, due 5/15/2006, value $3,069,575)	3.20	3,000,000	3,000,000
Barclays Capital Inc. dated 9/30/2005, due 10/3/2005 in the amount of $350,080 (fully collateralized by $360,000 U.S. Treasury Bills, due 1/26/2006, value 355,250)	2.75	350,000	350,000
Bear Stearns & Co. dated 9/30/2005, due 10/3/2005 in the amount of $3,000,788 (fully collateralized by $3,045,000 U.S. Treasury Notes, 1.875%, due 1/31/2006, value $3,036,170)	3.15	3,000,000	3,000,000
Morgan Stanley & Co. dated 9/30/2005, due 10/3/2005 in the amount of $3,000,805 (fully collateralized by $3,110,000 U.S. Treasury Notes, 2.50%, due 9/30/2006, value $3,062,852)	3.22	3,000,000	3,000,000
UBS Warburg LLC dated 9/30/2005, due 10/3/2005 in the amount of $3,000,813 (fully collateralized by $3,000,000 U.S. Treasury Notes, 4.625%, due 5/15/2006, value $3,060,000)	3.25	3,000,000	3,000,000
Total Repurchase Agreements (cost $12,350,000)			**12,350,000**
Total Investments (cost $28,267,795)		**99.5%**	**28,267,795**
Cash and Receivables (Net)		**0.5%**	**130,790**
Net Assets		**100.0%**	**28,398,585**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Institutional Money Market Fund
Statement of Investments
Money Market Series
September 30, 2005 (Unaudited)

Negotiable Bank Certificates of Deposit--14.3%	Principal Amount ($)	Value ($)
Citibank		
3.79%, 12/12/2005	15,000,000	15,000,000
First Tennessee Bank		
3.61%, 10/11/2005	8,000,000	8,000,000
Washington Mutual Bank		
3.62%-3.69%, 10/28/2005-12/2/2005	19,000,000	19,000,752
Wilmington Trust Co.		
3.82%, 12/5/2005	15,000,000	14,999,483
Total Negotiable Bank Certificates of Deposit		
(cost $57,000,235)		**57,000,235**
Commercial Paper--54.3%		
Atlantis One Funding Corp.		
3.62%, 10/11/2005	15,000,000	14,985,000
Bank of America Corp.		
3.61%, 10/12/2005	15,000,000	14,983,537
CBA (DE) Finance Inc.		
3.68%, 12/2/2005	15,000,000	14,905,708
CC USA Inc.		
3.62%, 10/25/2005	16,000,000a	15,961,707
Deutsche Bank Financial LLC		
3.88%, 10/3/2005	10,000,000	9,997,844
Edison Asset Securitization LLC		
3.78%, 12/8/2005	15,000,000a	14,893,892
Gemini Securitization Corp.		
3.79%, 12/13/2005	15,000,000a	14,885,938
Govco		
3.61%, 10/13/2005	5,000,000a	4,994,017
Grampian Funding LLC		
3.70%, 12/6/2005	17,000,000a	16,885,618
PB Finance (DE) Inc.		
3.63%, 10/11/2005	2,000,000	1,997,994
Scaldis Capital LLC		
3.81%, 12/2/2005	15,000,000a	14,902,608
Sigma Finance		
3.79%, 12/13/2005	15,000,000a	14,885,785
Solitaire Funding		
3.70%, 11/29/2005	18,000,000a	17,891,735
UBS Finance (DE) Inc.		
3.86%, 10/3/2005	10,000,000	9,997,856
Unicredito Italiano (DE) Inc.		
3.71%, 12/6/2005	20,000,000	19,865,250
White Pine Corp.		
3.70%, 12/5/2005	13,695,000a	13,604,252
Total Commercial Paper		
(cost $215,638,741)		**215,638,741**
Corporate Notes--20.1%		
Harrier Finance Funding		
3.89%, 4/13/2006	20,000,000a,b	20,000,000
Lehman Brothers Inc.		
3.81%, 2/23/2006	20,000,000b	20,000,000
Toyota Motor Credit		
3.81%, 8/8/2006	20,000,000a,b	20,000,000
Wells Fargo & Co.		
3.64%, 7/3/2011	20,000,000b	20,000,000
Total Corporate Notes		
(cost $80,000,000)		**80,000,000**

Short Term Bank Notes--3.8%

World Savings Bank		
3.61%, 10/11/2005		
(cost $15,000,000)	15,000,000	**15,000,000**

Time Deposits--7.6%

Branch Banking & Trust Co. (Grand Cayman)		
3.88%, 10/3/2005	10,000,000	10,000,000
Chase Manhattan Bank USA (DE) (Grand Cayman)		
3.88%, 10/3/2005	10,000,000	10,000,000
Marshall & Isley Bank (Grand Cayman)		
3.91%, 10/3/2005	10,000,000	10,000,000
Total Time Deposits		
(cost $30,000,000)		**30,000,000**
Total Investments (cost $397,638,976)	**100.1%**	**397,638,976**
Liabilities, Less Cash and Receivables	**(.1%)**	**(315,261)**
Net Assets	**100.0%**	**397,323,715**

[a] *Securities exempt from registration under Rule 144A of the Securities Acot of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005, these securities amounted to $183,890,552 or 46.3% of net assets.*

[b] *Variable interest rate--subject to periodic change.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.